UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

VISION HYDROGEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92837Y 101

(CUSIP Number)

Marc J. Ross, Esq.

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837Y 101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Turquino Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92837Y 101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Andrew Hidalgo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92837Y 101	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Matthew R. Hidalgo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92837Y 101	13D	Page 5 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Vision Hydrogen Corporation, a Nevada Corporation (the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on January 4, 2018 (the “Initial Statement”) by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent transactions, the Reporting Persons no longer beneficially own any of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby replaced in its entirety with the following:

This statement is filed on behalf of (1) Turquino Equity LLC, a Delaware limited liability company (“Turquino”); (2) Andrew Hidalgo, a United States citizen (“A. Hidalgo”); and (3) Matthew R. Hidalgo, a United States citizen (“M. Hidalgo”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

A. Hidalgo and M. Hidalgo are each a Managing Member of Turquino. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Vision Hydrogen Corporation, 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 1 is to report that each Reporting Person ceases to be the beneficial owner of more than five percent of the class of the Issuer’s Common Stock.

CUSIP No. 92837Y 101	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own 0 shares of the Issuer’s Common Stock, or 0% of the Common Stock.

Except as set forth below, none of the Reporting Persons have effected any transaction in Common Stock during the past 60 days.

Effective May 18, 2020, Turquino assumed liability for convertible debentures in the principal face amount of $275,000 issued by the Issuer to A. Hidalgo (the “Debentures”). The Debentures were convertible into 27,500 shares of the Issuer’s Common Stock at a conversion price of $10.00 per share (the number of shares and the price per share reflect a twenty-for-one reverse stock split effected by the Issuer subsequent to the transaction date). As a result, the Debentures were no longer convertible into Common Stock of the Issuer.

Effective May 18, 2020, each of A. Hidalgo and M. Hidalgo agreed to cancel for no consideration, options to purchase 10,000 shares of the Issuer’s common stock, which were then exercisable at $0.20 per share (the number of shares and the price per share reflect a twenty-for-one reverse stock split effected by the Issuer subsequent to the transaction date).

Effective June 19, 2020, Turquino sold 175,928 shares of Common Stock at a price per share of $0.33 for a total purchase price of $57,293 (the number of shares and the price per share reflect a twenty-for-one reverse stock split effected by the Issuer subsequent to the transaction date).

As of June 19, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

1.	Joint Filing Agreement, dated as of February 3, 2021, by and among Turquino Equity LLC, Andrew Hidalgo and Matthew Hidalgo (filed herewith).

CUSIP No. 92837Y 101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 3, 2021
TURQUINO EQUITY LLC

By:	/s/ ANDREW HIDALGO
Name:	Andrew Hidalgo
Title:	Managing Member

/s/ ANDREW HIDALGO
Andrew Hidalgo

/s/ MATTHEW HIDALGO
Matthew Hidalgo

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement is filed as an exhibit to Schedule 13D being filed by Turquino Equity LLC, Andrew Hidalgo and Matthew Hidalgo in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 3, 2021.

TURQUINO EQUITY LLC

By:	/s/ ANDREW HIDALGO
Name:	Andrew Hidalgo
Title:	Managing Member

/s/ ANDREW HIDALGO
Andrew Hidalgo

/s/ MATTHEW HIDALGO
Matthew Hidalgo